08028866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 New York Avenue
(No. and Street)

Huntington	New York	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Oh — (631) 757-1500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Robert Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public

RICHARD C. CH[illegible]
Notary Public, State of New York
No. 52-[illegible]0493
Qualified in Suffolk County
Commission Expires March 29, 200[illegible]

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAGLICH BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

TAGLICH BROTHERS, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Taglich Brothers, Inc.

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2008

TAGLICH BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	760,990
Receivables from clearing brokers		1,837,919
Securities owned, at market		302,846
Securities owned, at fair value		135,169
Other receivables, less allowance for doubtful accounts of $7,000		38,663
Prepaid expenses and other assets		64,588
	$	3,140,175
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold short, at market	$	1,063,374
Accounts payable and accrued expenses		744,847
Client advances - financial research		224,685
		2,032,906
Stockholders' equity		
Common stock, no par value, 200 shares authorized, 130 shares issued and 95 shares outstanding		200
Additional paid-in capital		664,207
Retained earnings		542,542
Treasury stock, 35 shares held at cost		(99,680)
Total stockholders' equity		1,107,269
	$	3,140,175

See accompanying notes to financial statements.

1. Nature of business

Taglich Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services.

2. Summary of significant accounting policies

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Securities Owned and Securities Sold Short at Market Value

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Unrealized changes in market value are recognized in the period in which the change occurs. Securities owned and securities sold short consist primarily of equity securities.

Valuation of Securities at Fair Value

The Company values securities for which there is no ready market at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Unrealized changes in market value are recognized in the period in which the change occurs. Securities owned at fair value consist primarily of restricted equity securities and warrants.

Other Receivables

The Company carries its other receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its other receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Revenue from other fees and services are recorded when earned. Website research revenues arise from clients who want there company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate loss, however, the Company is subject to New York City franchise business tax.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $621,000, which was approximately $521,000 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital was 1.56 to 1.

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in an interest bearing deposit account. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company has not experienced any losses in such account for the year ended December 31, 2007.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as the Company clears all transactions on a fully disclosed basis through its clearing firm.

7. Related party transactions

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of approximately $120,000, rental fees of approximately $73,000, and other fees of approximately $6,000 were incurred during the year ended December 31, 2007.

The Company received annual monitoring fees of approximately $169,000 related to certain investment banking deals in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised.

8. Profit sharing plan

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

9. Note receivable

The Company entered into a $200,000 promissory note in August 2005 which was repaid in January 2007 with interest.

10. Securities sold short, at market

Included in liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Upon execution of these short sale contracts, the Company receives cash from the third party and records a liability for the undelivered shares at the market value of those shares on the date of the contract. Subsequently, the short sale obligations are revalued at the then market value of the underlying securities and the resulting gains and losses are recorded in earnings. As of December 31, 2007 the Company had short sales of $1,063,374. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

11. Liabilities subordinated to claims of general creditors

At December 31, 2007, the Company had two subordinated loan agreements, one with its clearing broker and another with one of its stockholders, which were in accordance with agreements approved by FINRA. The terms of the subordinated loan agreements are as follows:

> The agreement with the clearing broker was for $1,000,000 maturing on December 20, 2007 and bearing interest at 9% per annum. The agreement with the stockholder was for $1,000,000 maturing on December 20, 2007, and interest free.

The loan agreements have been approved as regulatory capital and constitute part of the Company's net capital under the SEC's Uniform Capital Rule 15c3-1. Both subordinated loan agreements were paid in full on December 19, 2007.

END